

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Blake Sartini
Chief Executive Officer
Golden Entertainment, Inc.
6595 S. Jones Boulevard
Las Vegas, Nevada 89118

      Re: Golden Entertainment, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed April 12, 2023
          File No. 000-24993

Dear Blake Sartini:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 12, 2023

Pay versus Performance, page 45

1.   We note that you have included Adjusted EBITDA, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(vi). You may satisfy the disclosure requirement by a cross-reference to a different part of the definitive proxy statement; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

      Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Disclosure Review Program